October 24, 2024

Mark Litton
President and Chief Executive Officer
Athira Pharma, Inc.
18706 North Creek Parkway, Suite 104
Bothell, WA 98011

       Re: Athira Pharma, Inc.
           Registration Statement on Form S-3
           Filed October 21, 2024
           File No. 333-282738
Dear Mark Litton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Bryan D. King